# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BiomX Inc., CIK 0001739174
CUSIP: 09090D301
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 22 Einstein St., Floor 4, Ness Ziona, Israel (L3), 7414003
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-002387
Filed by CIK 0001453072

## Reporting persons
- Alyeska Investment Group, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 38,176; sole dispositive power 0; shared dispositive power 38,176; aggregate amount beneficially owned 38,176 (2.5% of the class)
- Alyeska Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 38,176; sole dispositive power 0; shared dispositive power 38,176; aggregate amount beneficially owned 38,176 (2.5% of the class)
- Anand Parekh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 38,176; sole dispositive power 0; shared dispositive power 38,176; aggregate amount beneficially owned 38,176 (2.5% of the class)

## Item 1. Issuer
Name of issuer: BiomX Inc.
Address of issuer's principal executive offices: 22 Einstein St., Floor 4, Ness Ziona, Israel 7414003

## Item 2. Person Filing
Name of person filing:
(i) Alyeska Investment Group, L.P.
(ii) Alyeska Fund GP, LLC
(iii) Anand Parekh
Address of principal business office or, if none, residence:
(i) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(ii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(iii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
Citizenship:
(i) Alyeska Investment Group, L.P. - Delaware
(ii) Alyeska Fund GP, LLC - Delaware
(iii) Anand Parekh - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 38,176
Percent of class: 2.5%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 38,176
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 38,176

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
The reporting persons are the beneficial owners of 1 share of Common Stock of the Issuer and hold warrants to purchase 38,175 shares of the Issuer's Common Stock (the "Warrants"). The percentage calculation assumes that there are currently 1,526,640 outstanding Common Stock of the Issuer, after giving effect to the 19:1 reverse stock split, as reported on the issuer's Form 8-K filed with the Securities and Exchange Commission on November 17, 2025.

JOINT FILING STATEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

## Signatures
- Alyeska Investment Group, L.P.: Jason Bragg, Jason Bragg / Chief Financial Officer (02/17/2026)
- Alyeska Fund GP, LLC: Jason Bragg, Jason Bragg / Chief Financial Officer (02/17/2026)
- Anand Parekh: Anand Parekh, Anand Parekh / Self (02/17/2026)